Tidelands Oil & Gas Corporation

                                 P.O.Box 270234

                            Corpus Christi, TX 78247

                               Tel.(361) 241-7748

                               Fax (360) 241-5292

April 17, 2000


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:          Tidelands Oil & Gas Corporation
          Withdrawal of Registration Statement on Form 10-SB
          File No. 000-30165


Ladies and Gentlemen:

     Tidelands Oil & Gas Corporation (the "Company") hereby requests the immediate withdrawal of its Registration Statement on Form 10-SB (File No. 000-30165), originally filed with the Securities and Exchange Commission on March 30, 2000.

     The Company requests such withdrawal while it complies with the staff's request for updated financial information.

     Please provide the Company with a copy of the order granting withdrawal of the Registration Statement as soon as it is available. If you have any questions regarding this application, please do not hesitate to contact the undersigned at
(361) 241- 7748.

Sincerely,

/s/ Michael Ward
-----------------
    Michael Ward
    President